

Mail Stop 3720

February 26, 2016

Wei Wang
Chief Executive Officer
Chineseinvestors.com, Inc.
4880 Havana Street, Suite 102
Denver, CO 80239

       Re: Chineseinvestors.com, Inc.
             Form 10-K for the Fiscal Year Ended May 31, 2015
             Filed August 31, 2015
             Form 10-Q for the Fiscal Quarter Ended November 30, 2015
             Filed January 14, 2016
             Response Dated February 9, 2016
             File No. 000-54207

Dear Mr. Wang:

We have reviewed your February 9, 2016 amendments in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2015

Business

General Development of Business, page 1

1.   We note your response to comment 2. For clarify of disclosure, please provide additional information regarding the operations, scope, and purpose of your "investor relations" services. Please include a discussion of how revenue is generated from these services.

Please also discuss your policy of or rationale for accepting client company stock in exchange for your services.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

2.   Please provide the information required by Item 701 of Regulation S-K with regards to all equity securities of Chineseinvetsors.com sold by the company during the last fiscal year that were not registered under the Securities Act.

Item 10. Directors, Executive Officers and Corporate Governance, page 14

3.   We note your response to comment 7. Please provide all of the information required by Item 405 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

4.   We reiterate our comment number 8. Please clarify your statement that "current ownership" of common stock "currently stands at 12,403,736 shares." We note your disclosure that as of August 31, 2015 there were only 7,249,305 shares of common stock outstanding. We also note your previous discussion of Class A and Class B preferred shares; as appropriate, please provide the information required by Item 403 of Regulation S-K for these two classes of securities.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note that the report of your independent auditor, included in your amended Form 10-K, does not address restatements made in the reissued audited financial statements. Please have your auditor explain to us their consideration of the impact of the restatements when reissuing their report and the consideration given to including an emphasis paragraph in their report in accordance with AS 3101.18A.

Statement of Stockholders' Equity (Deficiency), page F-4

6.   We reiterate comment 10. Reconcile for us the unrealized *loss* on available for sale securities of $367,150 for the year ended May 31, 2014, as reported on page F-4, to the net unrealized *gain* on available for sale securities of $474,075 for the same year reported on page F-5.

7.   We reiterate comment 11. Reconcile for us *Other Comprehensive Income*, as reported on pages F-4 and F-5, for both reporting periods.

Financial Statements

8.   Please amend your annual and interim financial statements to include the (correction of an error) disclosure required by ASC 250-10-50-6 through 50-11. Include prominent captions on the face of each affected financial statements indicating which have been restated.

Statement of Comprehensive (Loss) and Income, page F-5

9.   It appears from the revision made to page F-13, in response to comment 14, your Series A and Series B Convertible Preferred shares are participating securities. Tell us your consideration on the guidance of ASC 260-10-45-59A through 70, and as appropriate include the disclosures specified by ASC 260-10-50.

Statements of Cash Flows, page F-6

2. Critical Accounting Policies and Estimates

Investments, available for sale, in affiliate, page F-9

10.   We reiterate comment 19. Explain to us why you believe you no longer have significant influence over Medicine Man Technologies. In this regard, it appears you own approximately 28% of the common stock of this affiliate, you control a majority vote of its Board of Directors, and you fill the majority of your affiliate's executive positions with your own executive personnel. As part of your response to this comment, please provide us an analysis of:

- your ownership interest in Medicine Man Technologies from date of inception to the date of your response;
- any changes in Medicine Man Technologies' Board of Directors and senior executive personnel; and
- your consideration of each indicator of significant influence specified by ASC 323-10-15-6.

Investments, available for sale, in affiliate, page F-9

11.   We note the disclosure added to page F-11 indicating that your *Level Three* financial instruments were valued by a profession independent appraiser. We further note that the fair value of your Level Two financial instruments remains unchanged from year to year and appears to be based upon single historic third party transaction. Please revise as previously requested in comment 20 and include descriptions of the valuation techniques and the inputs used in the fair value measurements of your Level II and Level III financial instruments, for each period presented, as required by ASC 820-10-5-1.a, 50-A, 50-2.bbb.f and 50-2.bbb.g.

Commissions payable, page F-10

12.   Clarify your revised disclosure regarding your obligation, to one of your executives, for work related to Medicine Man Technologies. Disclose whether or not this executive was (and is) due a fixed cash payment of $0.41 per share to be paid if or when underlying shares in Medicine Man Technologies are sold. If the obligation is not fixed in amount please disclose how amounts due will be determined. Disclose the contractual terms of this obligation.

13.   Further, as previously requested, please explain to us your consideration of whether or not this obligation contains an *underlying* and your consideration of whether you should account for this instrument as a derivative under ASC 815.

Form 10-Q for the Fiscal Quarter Ended November 30, 2015

Statement of Comprehensive (Loss) and Income, page 4

14.   We note that the line-item *net income* for the three and six month periods ended November 30, 2015, on page 4, reflects instead the amount of *net income/(loss) available to common shareholders* for that year. Please revise to present a line-item for net income/(loss) for the reporting periods, a sum that excludes *deemed dividend for beneficial conversions of convertible preferred stock*.

15.   We note that diluted net loss per share attributable to common shareholders is smaller than the reported amounts for basic loss per share attributable to common shareholders in three reporting periods. Please revise to omit anti-dilutive potential common shares from your dilutive loss per share calculations.

16.   In future filings, please omit presentations of comprehensive income/(loss) per share.

Statements of Cash Flows, page 5

17.   Reported amounts of cash provided by and used for several line-items in the cash flows statement for the six months ended November 30, 2015 do not appear to agree with changes in balance sheet line items from prior year-end to this interim period. Please reconcile for us the amounts reported on page 5 to those on page 3 for the following line-items:

- Accounts Payable
- Unearned Rental Income
- Deferred Revenue
- Accrued Liabilities
- Accrued Dividend, and

- Deferred Interest.

Otherwise, please revise.

<u>Item 2. Management's Discussion and Analysis</u>

<u>Quarterly Revenues and Expenses, page 16</u>

18.   Please expand your discussion and analysis of your declining subscription revenues as required by Instructions 3 and 4 to paragraph (b) of Item 303 of Regulation S-K. Identify and explain the causes for material changes in this revenue line-item and discuss whether or not such changes are representative of your on-going business.

19.   Similarly, please expand your discussion and analysis of your declining business service revenues. Clarify whether or not the continuing reduction of your investor relations offerings reflects your current operating plans or whether it is not necessarily representative of your on-going business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications